Exhibit 12.1

Statement re Computation of Ratio of Earnings to Fixed Charges and Preference Dividends

				Months
	For the Year Ended			Ended
	December 31,			September 30,
	2012	2013	2014	2015
	(in thousands)
Earnings:
Loss before provision for income taxes	$(33,855)	$(39,890)	$(31,950)	$(33,888)
Add: Fixed charges, as below	340	3,241	6,323	4,238
Deficiency of earnings to fixed charges	$(33,515)	$(36,649)	$(25,627)	$(29,650)

Fixed Charges:
Interest expense	$6	$2,934	$6,016	$4,002

Estimated interest portion of rent expense (1)	334	307	307	236
Total fixed charges	$340	$3,241	$6,323	$4,238

Ratio of earnings to fixed charges	n/a	n/a	n/a	n/a

(1) Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest, which approximates one-third of the related total operating lease expense.

Earnings were insufficient to cover combined fixed charges by $33.5 million, $36.6 million, $25.6 million and $29.7 million for the years ended December 31, 2012, 2013, 2014 and for the nine months ended September 30, 2015, respectively.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratio of earnings to fixed charges for preferred stock dividends are identical to the ratios presented in the tables above.